UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*

                           Nalco Holding Company
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock (Par Value $0.01 Per Share)
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                62985Q 10 1
-------------------------------------------------------------------------------
                               (CUSIP Number)


        Robert C. Schwenkel, Esq.               Ben I. Adler, Esq.
     Fried, Frank, Harris, Shriver &           Goldman, Sachs & Co.
              Jacobson LLP                      One New York Plaza
            One New York Plaza                  New York, NY 10004
            New York, NY 10004                    (212) 902-1000
              (212) 859-8000
-------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)

                              August 17, 2005
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page will be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but will be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 2 of 35
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    THE GOLDMAN SACHS GROUP, INC.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            14,702,701

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              14,702,701

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    14,702,701

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.4%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    HC-CO

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 3 of 35
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GOLDMAN, SACHS & CO.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            14,702,701

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH
                                            14,702,701

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    14,702,701


---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.4%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    BD-PN-IA

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 4 of 35
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GS ADVISORS 2000, L.L.C.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            11,181,660

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH
                                            11,181,660


---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    11,181,660


---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.9%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    OO

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 5 of 35
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GOLDMAN, SACHS & CO. OHG

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    GERMANY

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            342,674

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              342,674

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    342,674

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.2%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 6 of 35
---------------------------------              --------------------------------

---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GOLDMAN, SACHS MANAGEMENT GP GMBH

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    GERMANY

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            342,674

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              342,674

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    342,674

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.2%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    CO

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 7 of 35
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GS EMPLOYEE FUNDS 2000 GP, L.L.C.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    AF

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            3,178,367

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              3,178,367

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                    3,178,367


---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.2%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    OO

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 8 of 35
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GS CAPITAL PARTNERS 2000, L.P.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY


---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            8,198,381

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              8,198,381

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    8,198,381

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.8%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 9 of 35
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            2,978,976

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              2,978,976

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,978,976

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.1%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 10 of 35
---------------------------------              --------------------------------



---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GS CAPITAL PARTNERS 2000 GMBH & CO. BETEILIGUNGS KG

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    GERMANY

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            342,674

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              342,674

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    342,674

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.2%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 11 of 35
---------------------------------              --------------------------------



---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GS CAPITAL PARTNERS 2000 EMPLOYEE FUND, L.P.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            2,604,864

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              2,604,864

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,604,864

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.8%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 12 of 35
---------------------------------              --------------------------------



---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    GOLDMAN SACHS DIRECT INVESTMENT FUND 2000, L.P.

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            573,503

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              573,503

---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    573,503

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.4%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    PN

---------- --------------------------------------------------------------------

                                SCHEDULE 13D

---------------------------------              --------------------------------
CUSIP No. 62985Q 10 1                          Page 13 of 35
---------------------------------              --------------------------------


---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    NH ACQUISITION LLC

---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                (b) |X|

---------- --------------------------------------------------------------------
3          SEC USE ONLY



---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS

                    OO

---------- --------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                       |_|


---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- --------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF
                                            0
         SHARES
                          -------- --------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            4,303

                          -------- --------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            0
       REPORTING

                          -------- --------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              4,303


---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,303

---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                       |X|


---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 0.1%

---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON


                    OO

---------- --------------------------------------------------------------------

          This Amendment No. 1, filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Advisors 2000, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Goldman, Sachs Management GP GmbH ("GS GmbH"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000"), GS Capital Partners 2000, L.P. ("GS Capital"), GS Capital Partners 2000 Offshore, L.P. ("GS Offshore"), GS Capital Partners 2000 GmbH & Co. Beteiligungs KG ("GS Germany"), GS Capital Partners 2000 Employee Fund, L.P. ("GS Employee"), Goldman Sachs Direct Investment Fund 2000, L.P. ("GS Direct") and NH Acquisition LLC ("NH" and, together with GS Capital, GS Offshore, GS Germany, GS Employee and GS Direct, the "Purchasers"), (GS Group, Goldman Sachs, GS Advisors, GS oHG, GS GmbH, GS Employee 2000, and the Purchasers, collectively, the "Filing Persons"), amends and supplements the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission (the "SEC") on November 24, 2004.(1)

--------
(1) Neither the present filing nor anything contained herein will be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.


ITEM 4.        PURPOSE OF TRANSACTION.
               ----------------------

Item 4 is hereby amended by adding the following immediately before the final two paragraphs thereof:

          Pursuant to an underwriting agreement, dated August 11, 2005 (the "August 2005 Underwriting Agreement"), by and among the Issuer, Nalco LLC and the representatives of the several underwriters listed in Schedule I thereto (collectively, the "August 2005 Underwriters"), the August 2005 Underwriters agreed to purchase from Nalco LLC and Nalco LLC agreed to sell to the August 2005 Underwriters an aggregate of 29,000,000 shares of Common Stock (the "August 2005 Sale"), which aggregate amount includes 7,418,604 shares which may be deemed to be beneficially owned by the Purchasers. In addition, pursuant to the August 2005 Underwriting Agreement, Nalco LLC granted the August 2005 Underwriters an option, exercisable within 30 days after the date of the August 2005 Underwriting Agreement, to purchase an additional 4,350,000 shares of Common Stock from Nalco LLC at the same purchase price per share for the purpose of covering over-allotments (the "Over-Allotment Option").

          Pursuant to the final prospectus (the "Offering Prospectus") filed by the Issuer on August 12, 2005 pursuant to Rule 424(b) of the Securities Act, the public offering price in the public offering of Common Stock by the Company was $18.41 per share and the underwriting discount was $0.6444 per share.

          Accordingly, Nalco LLC sold an aggregate of 29,000,000 shares of Common Stock to the August 2005 Underwriters at a price per share of $17.7656 (which is net of underwriting discounts and commissions) which aggregate amount includes 7,418,604 shares which may have been deemed to be beneficially owned by the Purchasers. The August 2005 Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions. The foregoing description of the August 2005 Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the August 2005 Underwriting Agreement, the form of which is incorporated herein by reference to Exhibit 1.1 to the Company's Registration Statement on Amendment No. 2 to Form S-1 (No. 333-126642) filed on August 4, 2005.

          The August 2005 Sale was consummated on August 17, 2005. On August 18, 2005, the August 2005 Underwriters, exercised their
Over-Allotment Option to purchase an additional 4,350,000 shares of Common Stock from Nalco LLC. The closing of such sale of the Over-Allotment shares is expected to occur on August 22, 2005.


ITEM 5.        INTERESTS IN SECURITIES OF THE ISSUER.
               -------------------------------------

Item 5 is hereby amended and restated in its entirety as follows:

          (a) The shares of Common Stock shown as beneficially owned by the Filing Persons reflect the Filing Persons' percentage interest in the 61,552,258 shares of Common Stock held of record by Nalco LLC, based on the Filing Person's percentage interest in Nalco LLC, and excludes the balance of such shares which represent the other Sponsors' and management members' percentage interest in Nalco LLC. As described in Item 4, because voting and dispositive decisions of Nalco LLC with respect to the Common Stock of the Issuer require the approval of at least two of the Sponsors, the Filing Persons each disclaim beneficial ownership of the shares of the Issuer's Common Stock reported as beneficially owned by Nalco LLC or any of the other Sponsors, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities. The percentage of the class beneficially owned by each Filing Person is based on 141,663,369 issued and outstanding shares of Common Stock reported by the Issuer on August 15, 2005 in its quarterly report on Form 10-Q filed with the SEC.

          As of August 17, 2005, GS Group may be deemed to beneficially own an aggregate of 14,702,701 shares of Common Stock which may be deemed to be beneficially owned by the Purchasers representing in the aggregate approximately 10.4% of the outstanding Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act.

          As of August 17, 2005, Goldman Sachs may be deemed to beneficially own an aggregate of 14,702,701 shares of Common Stock which may be deemed to be beneficially owned by the Purchasers representing in the aggregate approximately 10.4% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

          GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by the Purchasers to the extent that partnership interests in the Purchasers are held by persons other than Goldman Sachs or its affiliates.

          In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "Goldman Sachs Group"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of Goldman Sachs Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

          As of August 17, 2005, GS Advisors may be deemed to beneficially own the aggregate of 11,181,660 shares of Common Stock that may be deemed to be beneficially owned by GS Capital, GS Offshore and NH representing in the aggregate, approximately 7.9% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

          As of August 17, 2005, each of GS oHG and GS GmbH may be deemed to beneficially own the aggregate of 342,674 shares of Common Stock that may be deemed to be beneficially owned by GS Germany representing in the aggregate, approximately 0.2% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

          As of August 17, 2005, GS Employee 2000 may be deemed to beneficially own the aggregate of 3,178,367 shares of Common Stock that may be deemed to be beneficially owned by GS Employee and GS Direct representing in the aggregate, approximately 2.2% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

          As of August 17, 2005, GS Capital may be deemed to beneficially own 8,198,381 shares of Common Stock representing in the aggregate, approximately 5.8% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

          As of August 17, 2005, GS Offshore may be deemed to beneficially own 2,978,976 shares of Common Stock representing in the aggregate, approximately 2.1% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

          As of August 17, 2005, GS Germany may be deemed to beneficially own 342,674 shares of Common Stock representing in the aggregate, approximately 0.2% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

          As of August 17, 2005, GS Employee may be deemed to beneficially own 2,604,864 shares of Common Stock representing in the aggregate, approximately 1.8% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

          As of August 17, 2005, GS Direct may be deemed to beneficially own 573,503 shares of Common Stock representing in the aggregate, approximately 0.4% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

          As of August 17, 2005, NH may be deemed to beneficially own 4,303 shares of Common Stock representing in the aggregate, less than 0.1% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

          None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto beneficially owns any shares of Common Stock other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of securities that such Filing Person may be deemed to beneficially own as indicated above.

          (c) Except as described above, no other transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i, II-B-ii or II-C hereto, during the last 60 days.

          (d) In accordance with the terms of the LLC Agreement (as defined below) and, if approved by the board of directors of Nalco LLC, the members of Nalco LLC have the right to receive dividends from and the proceeds from any sale of Common Stock in accordance with their membership interests in Nalco LLC.

          Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in managed accounts, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Filing Person.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
               ----------------------------------------

Item 6 is hereby amended by adding the following immediately before the ultimate paragraph thereof:

Lock-Up Agreements

          On August 11, 2005, each of the Purchasers entered into a lock-up agreement (the "Lock-Up Agreements") with the underwriters whereby such person agreed, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period that is 90 days from August 11, 2005, subject to an extension of up to 18 additional days under certain circumstances, except with the prior written consent of Goldman, Sachs & Co., with certain exceptions.

          References to, and descriptions of, the Lock-Up Agreements as set forth in this Item 6 are qualified in their entirety by reference to the Form of Lock-Up Agreement, a copy of which is filed as Exhibit 20 hereto.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.
               --------------------------------

Exhibit 1      Joint Filing Agreement, dated as of November 24, 2004. *

Exhibit 2 Nalco LLC Limited Liability Company Operating Agreement, dated May 17, 2004 (incorporated herein by reference to Exhibit 10.25 to the Nalco Holding Company Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 26, 2004 (file number 333-118583)). *

Exhibit 3 Stockholders Agreement, dated November 16, 2004, among Nalco Holding Company and Nalco LLC and the other parties named therein (incorporated herein by reference to Exhibit 10.3 to the Nalco Holding Company Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2004 (file number 001-32342)). *

Exhibit 4 Registration Rights Agreement, dated November 16, 2004, among Nalco Holding Company, Nalco LLC and the other parties named therein (incorporated herein by reference to Exhibit
               10.1 to the Nalco Holding Company Report on Form 8-K filed with the Securities and Exchange Commission on November 18, 2004 (file number 001-32342)). *

Exhibit 5 Form of Lock-Up Agreement among Nalco Holding Company, Nalco LLC and the other parties named therein (incorporated herein by reference to Annex III(a) of Exhibit 1.1 to the Nalco Holding Company Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 25, 2004 (file number 333-118583)). *

Exhibit 6      Underwriting Agreement (incorporated herein by reference to
               Exhibit 1.1 to the Nalco Holding Company Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 25, 2004 (file number 333-118583)). *

Exhibit 7 Power of Attorney, dated as of December 12, 2003, relating to The Goldman Sachs Group, Inc. *

Exhibit 8 Power of Attorney, dated as of November 19, 2003, relating to Goldman, Sachs & Co. *

Exhibit 9 Power of Attorney, dated as of August 19, 2004, relating to GS Advisors 2000, L.L.C. *

Exhibit 10 Power of Attorney, dated as of August 5, 2004, relating to Goldman, Sachs & Co. oHG. *

Exhibit 11 Power of Attorney, dated as of August 19, 2004, relating to Goldman, Sachs Management GP GmbH. *

Exhibit 12 Power of Attorney, dated as of August 19, 2004, relating to GS Employee Funds 2000 GP, L.L.C. *

Exhibit 13 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000, L.P. *

Exhibit 14 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Offshore, L.P. *

Exhibit 15 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 GmbH & Co. Beteiligungs KG. *

Exhibit 16 Power of Attorney, dated as of August 19, 2004, relating to GS Capital Partners 2000 Employee Fund, L.P. *

Exhibit 17 Power of Attorney, dated as of October 21, 2004, relating to Goldman Sachs Direct Investment Fund 2000, L.P. *

Exhibit 18 Power of Attorney, dated as of June 24, 2004, relating to NH Acquisition LLC. *

Exhibit 19 Form of Lock-up Agreement, dated as of August 11, 2005, among Nalco Holding Company, Nalco LLC and the other parties named therein.

Exhibit 20 Underwriting Agreement, dated as of August 11, 2005, among Nalco Holding Company, Nalco LLC and the underwriters named therein (incorporated herein by reference to Exhibit 99.1 to the Nalco Holding Company Current Report on Form 8-K filed with the SEC on August 12, 2005 (file number 001-32342)).

* Previously filed.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 19, 2005


                                       THE GOLDMAN SACHS GROUP, INC.


                                       By:       /s/ Ted Chang
                                          -------------------------------------
                                          Name:      Ted Chang
                                          Title:     Attorney-in-fact


                                       GOLDMAN, SACHS & CO.


                                       By:       /s/ Ted Chang
                                          -------------------------------------
                                          Name:      Ted Chang
                                          Title:     Attorney-in-fact


                                       GS ADVISORS 2000, L.L.C.


                                       By:       /s/ Ted Chang
                                          -------------------------------------
                                          Name:      Ted Chang
                                          Title:     Attorney-in-fact


                                       GOLDMAN, SACHS & CO. OHG


                                       By:       /s/ Ted Chang
                                          -------------------------------------
                                          Name:      Ted Chang
                                          Title:     Attorney-in-fact

                                       GOLDMAN, SACHS MANAGEMENT GP GMBH


                                       By:       /s/ Ted Chang
                                          -------------------------------------
                                          Name:      Ted Chang
                                          Title:     Attorney-in-fact


                                       GS EMPLOYEE FUNDS 2000 GP, L.L.C.


                                       By:       /s/ Ted Chang
                                          -------------------------------------
                                          Name:      Ted Chang
                                          Title:     Attorney-in-fact


                                       GS CAPITAL PARTNERS 2000, L.P.


                                       By:       /s/ Ted Chang
                                          -------------------------------------
                                          Name:      Ted Chang
                                          Title:     Attorney-in-fact


                                       GS CAPITAL PARTNERS 2000 OFFSHORE, L.P.


                                       By:       /s/ Ted Chang
                                          -------------------------------------
                                          Name:      Ted Chang
                                          Title:     Attorney-in-fact


                                       GS CAPITAL PARTNERS 2000 GMBH & CO.
                                       BETEILIGUNGS KG


                                       By:       /s/ Ted Chang
                                          -------------------------------------
                                          Name:      Ted Chang
                                          Title:     Attorney-in-fact


                                       GS CAPITAL PARTNERS 2000 EMPLOYEE FUND,
                                       L.P.


                                       By:       /s/ Ted Chang
                                          -------------------------------------
                                          Name:      Ted Chang
                                          Title:     Attorney-in-fact



                                       GOLDMAN SACHS DIRECT INVESTMENT FUND
                                       2000, L.P.

                                       By:       /s/ Ted Chang
                                          -------------------------------------
                                          Name:      Ted Chang
                                          Title:     Attorney-in-fact



                                       NH ACQUISITION LLC

                                       By:       /s/ Ted Chang
                                          -------------------------------------
                                          Name:      Ted Chang
                                          Title:     Attorney-in-fact

                                 SCHEDULE I


Schedule I is hereby amended and restated in its entirety as follows:

          The name of each director of The Goldman Sachs Group, Inc. is set forth below.

          The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

          Each director listed below is a United States citizen, except as follows: Lord Browne of Madingley is a citizen of the United Kingdom and Claes Dahlback is a citizen of Sweden. The present principal occupation or employment of each of the directors listed below is set forth below.

--------------------------------------- ------------------------------------------------------------------------------
                 Name                                           Present Principal Occupation
--------------------------------------- ------------------------------------------------------------------------------
Henry M. Paulson, Jr.                   Chairman of the Board and Chief Executive Officer of The Goldman Sachs
                                        Group, Inc.
--------------------------------------- ------------------------------------------------------------------------------
Lloyd C. Blankfein                      President and Chief Operating Officer of The Goldman Sachs Group, Inc.
--------------------------------------- ------------------------------------------------------------------------------
Lord Browne of Madingley                Group Chief Executive of BP plc
--------------------------------------- ------------------------------------------------------------------------------
John H. Bryan                           Retired Chairman and Chief Executive Officer of Sara Lee Corporation
--------------------------------------- ------------------------------------------------------------------------------
Claes Dahlback                          Senior Advisor to Investor AB
--------------------------------------- ------------------------------------------------------------------------------
Stephen Friedman                        Former Assistant to the President for Economic Policy and Director of the
                                        National Economic Council
--------------------------------------- ------------------------------------------------------------------------------
William W. George                       Retired Chairman and Chief Executive Officer of Medtronic, Inc.
--------------------------------------- ------------------------------------------------------------------------------
James A. Johnson                        Vice Chairman of Perseus, L.L.C.
--------------------------------------- ------------------------------------------------------------------------------
Lois D. Juliber                         Retired Vice Chairman of Colgate-Palmolive Company
--------------------------------------- ------------------------------------------------------------------------------
Edward M. Liddy                         Chairman of the Board, President and Chief Executive Officer of The Allstate
                                        Corporation
--------------------------------------- ------------------------------------------------------------------------------
Ruth J. Simmons                         President of Brown University
--------------------------------------- ------------------------------------------------------------------------------

                              SCHEDULE II-A-i

Schedule II-A-i is hereby amended and restated in its entirety as follows:

          The name, position and present principal occupation of each executive officer of GS Advisors 2000, L.L.C., the sole general partner of each of GS Capital Partners 2000, L.P. and GS Capital Partners 2000 Offshore, L.P., and the sole manager of NH Acquisition LLC are set forth below.

          The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Benoit Valentin and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee and Hsueh J. Sung is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer
A. Satter is 4900 Sears Tower, Chicago, IL 60606.

All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic and Benoit Valentin are citizens of France; Adrian
M. Jones is a citizen of Ireland; Bjorn P. Killmer and Steffen J. Kastner are citizens of Germany; Hsueh Sung is a citizen of Taiwan and Ulrika Werdelin is a citizen of Sweden.


------------------------------- ---------------------------- ---------------------------------------------------------
             Name                        Position                          Present Principal Occupation
------------------------------- ---------------------------- ---------------------------------------------------------
Richard A. Friedman             President                    Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Joseph H. Gleberman             Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Henry Cornell                   Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Richard S. Sharp                Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Esta E. Stecher                 Assistant Secretary          Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Sanjeev K. Mehra                Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Muneer A. Satter                Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Sanjay H. Patel                 Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Hsueh J. Sung                   Vice President               Managing Director of Goldman Sachs (Asia) L.L.C.
------------------------------- ---------------------------- ---------------------------------------------------------
Steven M. Bunson                Assistant Secretary          Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Elizabeth C. Fascitelli         Treasurer                    Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
David J. Greenwald              Assistant Secretary          Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Hughes B. Lepic                 Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Russell E. Makowsky             Assistant Secretary          Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Sarah E. Smith                  Assistant Treasurer          Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Gerald J. Cardinale             Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Stephen S. Trevor               Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Joseph P. DiSabato              Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Robert R. Gheewalla             Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Ben I. Adler                    Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Melina E. Higgins               Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Adrian M. Jones                 Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
John E. Bowman                  Vice President               Vice President of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Katherine B. Enquist            Vice President/Secretary     Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Beverly L. O'Toole              Assistant Secretary          Vice President and Associate General Counsel of
                                                             Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Matthew E. Tropp                Assistant Secretary          Vice President and Associate General Counsel of
                                                             Goldman, Sachs &Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Mitchell S. Weiss               Vice President               Vice President of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Mary Nee                        Vice President               Executive Director of Goldman Sachs (Asia) L.L.C.
------------------------------- ---------------------------- ---------------------------------------------------------
Ulrika Werdelin                 Vice President               Executive Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Kenneth A. Pontarelli           Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Steffen J. Kastner              Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Stuart A. Katz                  Vice President               Managing Director of Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------
Bjorn P. Killmer                Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Benoit Valentin                 Vice President               Managing Director of Goldman Sachs International
------------------------------- ---------------------------- ---------------------------------------------------------
Julie Abraham                   Assistant Secretary          Vice President and Assistant General Counsel of
                                                             Goldman, Sachs & Co.
------------------------------- ---------------------------- ---------------------------------------------------------

                              SCHEDULE II-A-ii

Schedule II-A-ii is hereby amended and restated in its entirety as follows:

          The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors 2000, L.L.C., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P., and Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

          The business address for each member listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows:
The business address of Richard S. Sharp, Robert R. Gheewalla, Hughes B. Lepic and Sanjay H. Patel is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606. The business address of Hsueh J. Sung is 68/F Cheung Kong Centre, Hong Kong.

All members listed below are United States citizens, except as follows:
Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland and Hsueh Sung is a citizen of Taiwan.

------------------------------------- --------------------------------------------------------------------------------
                Name                                           Present Principal Occupation
------------------------------------- --------------------------------------------------------------------------------
Peter M. Sacerdote                    Advisory Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Richard A. Friedman                   Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Joseph H. Gleberman                   Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Henry Cornell                         Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Richard S. Sharp                      Managing Director of Goldman Sachs International
------------------------------------- --------------------------------------------------------------------------------
Sanjeev K. Mehra                      Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Muneer A. Satter                      Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Joe DiSabato                          Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Adrian M. Jones                       Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Peter G. Sachs                        Senior Director of The Goldman Sachs Group, Inc.
------------------------------------- --------------------------------------------------------------------------------
Scott Kapnick                         Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Melina E. Higgins                     Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Hsueh J. Sung                         Managing Director of Goldman Sachs (Asia) L.L.C.
------------------------------------- --------------------------------------------------------------------------------
Ben I. Adler                          Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Elizabeth C. Fascitelli               Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Sarah E. Smith                        Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Stephen S. Trevor                     Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Robert R. Gheewalla                   Managing Director of Goldman, Sachs International
------------------------------------- --------------------------------------------------------------------------------
Hughes B. Lepic                       Managing Director of Goldman, Sachs International
------------------------------------- --------------------------------------------------------------------------------
Gerald J. Cardinale                   Managing Director of Goldman, Sachs & Co.
------------------------------------- --------------------------------------------------------------------------------
Sanjay H. Patel                       Managing Director of Goldman, Sachs International
------------------------------------- --------------------------------------------------------------------------------

                              SCHEDULE II-B-i


Schedule II-B-i is hereby amended and restated in its entirety as follows:

         The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

         The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

         The executive officers and directors listed below are citizens of Germany.


---------------------------------- ---------------------------- ------------------------------------------------------
              Name                          Position                        Present Principal Occupation
---------------------------------- ---------------------------- ------------------------------------------------------
Andreas Koernlein                  Managing Director            Managing Director of Goldman, Sachs & Co. oHG
---------------------------------- ---------------------------- ------------------------------------------------------
Alexander C. Dibelius              Managing Director            Managing Director of Goldman, Sachs & Co. oHG
---------------------------------- ---------------------------- ------------------------------------------------------
Peter Hollmann                     Managing Director            Managing Director of Goldman, Sachs & Co. oHG
---------------------------------- ---------------------------- ------------------------------------------------------

                              SCHEDULE II-B-ii

Schedule II-B-ii is hereby amended and restated in its entirety as follows:

          The name, position and present principal occupation of each executive officer of GS Management GP GmbH, the sole managing partner of GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, are set forth below.

          The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except for Richard S. Sharp, whose business address is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England.

All executive officers listed below are United States citizens, except for Richards S. Sharp and Sarah E. Smith, who are citizens of the United Kingdom.

----------------------------------- ------------------------------ ---------------------------------------------------
               Name                           Position                        Present Principal Occupation
----------------------------------- ------------------------------ ---------------------------------------------------
Richard A. Friedman                 Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Joseph H. Gleberman                 Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Henry Cornell                       Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Esta E. Stecher                     Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Elizabeth C. Fascitelli             Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
David J. Greenwald                  Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Sarah E. Smith                      Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Katherine B. Enquist                Managing Director              Managing Director of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
John E. Bowman                      Managing Director              Vice President of Goldman, Sachs & Co.
----------------------------------- ------------------------------ ---------------------------------------------------
Richard S. Sharp                    Managing Director              Managing Director of Goldman Sachs International
----------------------------------- ------------------------------ ---------------------------------------------------

                               SCHEDULE II-C


Schedule II-C is hereby amended and restated in its entirety as follows:

          The name, position and present principal occupation of each executive officer of GS Employee Funds 2000 GP, L.L.C., the sole general partner of GS Capital Partners 2000 Employee Fund, L.P. and Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

          The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Benoit Valentin and Ulrika Werdelin is 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee and Hsueh J. Sung is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

All executive officers listed below are United States citizens, except as follows: Richard S. Sharp and Sarah E. Smith are citizens of the United Kingdom, Hughes B. Lepic and Benoit Valentin are citizens of France, Adrian
M. Jones is a citizen of Ireland, Steffen J. Kastner and Bjorn P. Killmer are citizens of Germany, Ulrika Werdelin is a citizen of Sweden and Hsueh
J. Sung is a citizen of Taiwan.

--------------------------------- ---------------------------- ------------------------------------------------------
              Name                         Position                        Present Principal Occupation
--------------------------------- ---------------------------- ------------------------------------------------------
Richard A. Friedman               President                    Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Joseph H. Gleberman               Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Henry Cornell                     Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Richard S. Sharp                  Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Esta E. Stecher                   Vice President/Assistant     Managing Director of Goldman, Sachs & Co.
                                  Secretary
--------------------------------- ---------------------------- ------------------------------------------------------
Sanjeev K. Mehra                  Vice President/Treasurer     Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Muneer A. Satter                  Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Hsueh J. Sung                     Vice President               Managing Director of Goldman Sachs (Asia) L.L.C.
--------------------------------- ---------------------------- ------------------------------------------------------
Steven M. Bunson                  Assistant Secretary          Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Elizabeth C. Fascitelli           Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
David J. Greenwald                Vice President/Assistant     Managing Director of Goldman, Sachs & Co.
                                  Secretary
--------------------------------- ---------------------------- ------------------------------------------------------
Hughes B. Lepic                   Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Russell E. Makowsky               Assistant Secretary          Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Sarah E. Smith                    Assistant Treasurer          Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Gerald J. Cardinale               Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Stephen S. Trevor                 Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Joseph P. DiSabato                Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Robert R. Gheewalla               Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Sanjay H. Patel                   Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Ben I. Adler                      Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Melina E. Higgins                 Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Adrian M. Jones                   Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
John E. Bowman                    Vice President               Vice President of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Katherine B. Enquist              Vice President/Secretary     Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Beverly L. O'Toole                Assistant Secretary          Vice President and Associate General Counsel of
                                                               Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Raymond G. Matera                 Vice President               Vice President of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Mitchell S. Weiss                 Vice President               Vice President of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Mary Nee                          Vice President               Executive Director of Goldman Sachs (Asia) L.L.C.
--------------------------------- ---------------------------- ------------------------------------------------------
Matthew E. Tropp                  Assistant Secretary          Vice President and Associate General Counsel of
                                                               Goldman, Sachs &Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Richard J. Stingi                 Vice President               Vice President of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Ulrika Werdelin                   Vice President               Executive Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Kenneth A. Pontarelli             Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Steffen J. Kastner                Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Stuart A. Katz                    Vice President               Managing Director of Goldman, Sachs & Co.
--------------------------------- ---------------------------- ------------------------------------------------------
Bjorn P. Killmer                  Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Benoit Valentin                   Vice President               Managing Director of Goldman Sachs International
--------------------------------- ---------------------------- ------------------------------------------------------
Julie Abraham                     Assistant Secretary          Vice President and Assistant General Counsel of
                                                               Goldman, Sachs &Co.
--------------------------------- ---------------------------- ------------------------------------------------------

                                SCHEDULE III


Schedule III is hereby amended and restated in its entirety as follows:

          In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

          On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

          On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii)
Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs;
(ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

          On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and (ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC's allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act, and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.